Exhibit 2.2

ANNUAL INFORMATION FORM ("AIF")

(Form 45-102F2)

Dated as of May 8, 2003

Minco Mining & Metals Corporation

(the Company)

(Name of Issuer)

Suite 1980, Guinness Tower

 1055 West Hastings Street

 Vancouver, British Columbia

 Canada V6E 2E9

(Address of principal executive offices)

This annual information form is currently under review by the Canadian securities regulatory authorities of one or more jurisdictions. Information contained herein is subject to change.

This form is prescribed by the Canadian Securities Administrators and is hereby filed with the British Columbia Securities Commission, the Ontario Securities Commission and the Toronto Stock Exchange pursuant to Certificate Under Subsection 2.7 (2) or (3) of Multilateral Instrument 45-102 Resale of Securities.

Date of Latest Financial Year End: December 31, 2002

	TABLE OF CONTENTS

ITEM 1.	COVER & INDEX	2

ITEM 2.	CORPORATE STRUCTURE
	- Name & Incorporation	3
	- Intercorporate Relationships	3
	- Organizational Chart	3

ITEM 3.	GENERAL DEVELOPMENT OF THE BUSINESS
	- Three Year History	4
	- Significant Acquisitions and Significant Dispositions	4

ITEM 4.	NARRATIVE DESCRIPTION OF THE BUSINESS
	- Introduction	5
	- Background	5
	- General Description of Business and Operations	8
	- Description of Properties	10
	- Industry Trends and Competition	17
	- Marketing Plan and Strategies	17
	- Employees & Premises	17
	- Risk Factors	18

ITEM 5.	SELECTED CONSOLIDATED FINANCIAL INFORMATION
	- Selected Financial Data	20
	- Dividends	21

ITEM 6.	MANAGEMENT'S DISCUSSION AND ANALYSIS
	- Description of Business	21
	- Description of Operations and Financial Conditions	22
	- Exchange Rates	23
	- Inflation	23
	- Liquidity and Solvency	23
	- Financings and Subsequent Events	24

ITEM 7.	MARKET FOR SECURITIES	25

ITEM 8.	DIRECTORS AND OFFICERS
	- Name, Address, Occupation and Security Holding	25
	- Corporate Cease Trade Orders or Bankruptcies, Penalties, Sanctions or Control	26
	- Conflicts of Interest	27

ITEM 9.	ADDITIONAL INFORMATION
	- Major Shareholders	28
	- Related Party Transaction	28
	- People's Republic of China - Background Information	29
	- Financial Statements	33

Certain items in this report contain forward-looking statements regarding events, financial matters or trends that may affect the Company's future operating results and financial position. Such statements are subject to risk and uncertainties that could cause the Company's actual results and financial position to differ materially from those anticipated in forward-looking statements. These risk factors include, but are not limited to, the fact that the Company is in the exploration stage, will need additional financing to develop its properties and will be subject to certain risks since its prospectus are located in China. These risk factors are set forth in more detail in Item 4 Narrative Description of Business, Risk Factors.

ITEM 2. CORPORATE STRUCTURE

Name & Incorporation

Minco Mining & Metals Corporation (the "Company or Minco") was incorporated under the laws of the Province of British Columbia on November 5, 1982, under the name “Caprock Energy Ltd.” On February 19, 1996, current management acquired its interests in Minco pursuant to the “PCR Agreement,” and the “Teck-Cominco Agreements,” described in Item 4 below.

The principal executive office and registered office of the Company is located at Suite 1980, 1055 West Hastings Street, Vancouver, British Columbia, Canada V6E 2E9, telephone number 604-688-8002, fax number 604-688-8030 and email address info@mincomining.com.

The Company's shares trade on the Toronto Stock Exchange (“TSX”) under the trading symbol MMM.

Intercorporate Relationships

The Company has one wholly owned subsidiary, Triple Eight Mineral Corporation (“Temco”), a British Virgin Islands corporation, incorporated for the exploration and acquisition of mineral projects in China. Temco is currently inactive and is not involved in any exploration projects in China.

Organizational Chart

The following chart sets forth the Company's corporate structure, including its subsidiary, related parties and their jurisdictions of incorporation along with the various mineral properties held by each of them:

(2) Owned by the Sichuan Bureau of Metallurgical Exploration. Under a Co-operation Agreement with Sichuan Bureau of Metallurgical Exploration Minco has a right of first refusal to enter into a joint venture agreement to explore and develop the Caodi Project. Minco has not yet finalized the joint venture agreement.

(3) Formed by Minco and the Exploration Institute of Land and Resources of Inner Mongolia (“EILR”), a department of the Chinese government. As of February 28, 2003, Minco has not yet earned its 75% interest.

(4) Formed by Minco and Baiyin Non-Ferrous Metals Corporation (“BNMC”), a Chinese state-owned company. Teck Corporation waived its right to earn 70% of Minco’s interest for a net 56% interest. As of December 31, 2002, Minco has not yet earned its 80% interest.

(5) Owned by BNMC. Under a Co-operation Agreement with BNMC, Minco has the right to earn up to a 75% interest in joint venture. As of December 31, 2002, Minco has not yet earned its 75% interest.

ITEM 3. GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

Through joint ventures with Chinese governmental entities, and an alliance with Teck Cominco Limited and other mining companies, the Company is engaged in the exploration and acquisition of precio us metal and base metal projects in the People’s Republic of China. The Company is working towards building and developing a portfolio of economically viable mineral properties in China.

As outlined in greater detail below, the focus of the Company's activities over the past three years has been the exploration of its White Silver Mountain and Gobi Gold projects.

The Company acquired its interest in the White Silver Mountain, a polymetallic project located in Gansu Province, China, in 1998. Minco has the right to acquire an 80% equity interest in the project by spending approximately US$4.8 million on exploration and development over six years. Pursuant to the Teck-Cominco Agreements, described below, Teck Cominco Lmited became the operator at the White Silver Mountain and began conducting exploration work on the project in 1999. Teck conducted drilling programs on the property in 2000 and 2001. In March 2002 Teck Cominco withdrew from the project with their recommendations for the further development of the project. As the Company's primary focus during 2002 was the Gobi Gold project, further exploration drilling on the project was deferred. The Company plans to continue exploration drilling on the project in the future. See Item 4 - Operations for a more detailed description of this project.

The Company acquired its interest in the Gobi Gold project, a gold exploration project located in the south Gobi Desert of western Inner Mongolia, in 1999. During 2000 and 2001 the Company conducted field programs which included detailed structural geological mapping, rock geochemistry and I.P. and /or TEM survey, pit sampling, trenching. During 2002, a phase one drilling program and trenching program on the property encountered gold assays with an average grade of 5.02 g/t Au over 4.2 metres and another large gold mineralized zone was identified. The Company has taken the Gobi project from a grass roots gold exploration project to an advanced-stage exploration project. The Company plans to continue exploration work on the Gobi Gold project during 2003. See item 4 - Operations for a more detailed description of this project.

Significant Acquisitions and Significant Dispositions

Property Acquisitions

BYC Gold Project

On November 18, 2002, the Company reached an agreement with the Inner Mongolian Bureau of Non-Ferrous Metals and Exploration to acquire the majority interest in the BYC gold project, an advanced-stage gold exploration project, located in central Inner Mongolia. Under the agreement, Minco can earn a 75% interest in the BYC project by spending approximately C$2.4 million (12 million RMB) on exploration and development on the property. Currently, the Company and its Chinese partner are obtaining required business licenses and other approval from the Chinese government.

Caodi Gold Deposit

In February, 2003, the Company signed a Co-operation Agreement with the Sichuan Bureau of Metallurgical Exploration which gives Minco the right of first refusal to enter into a joint venture for the exploration and development of the Caodi project.

The Agreement is subject to a full due diligence and evaluation on the property by Minco.

ITEM 4. NARRATIVE DESCRIPTION OF THE BUSINESS

Introduction

Minco Mining & Metals Corporation is involved in the acquisition, exploration and development of precious metal and base metal projects in the People’s Republic of China. Through joint ventures with Chinese governmental entities, and strong alliances with leading mining enterprises in China, and a long-standing strategic alliance with Canadian mine developer and operator Teck Cominco Limited, Minco is working to building a strong portfolio of commercially viable projects in China.

At present, Minco is an exploration-stage company and further exploration will be required on its properties before final evaluations as to the economic and legal feasibility can be determined. None of Minco’s properties have a known body of commercial ore, nor are any of the Company's properties at the commercial development or production stage. No assurance can be given that mineral deposits that may exist on any of Minco’s properties will become commercially viable. Further, Minco’s interest in joint ventures, which own properties, will be subject to dilution if Minco fails to expend further funds on the project. Minco has not generated cash flows from operations. These facts increase the uncertainty and risks faced by investors in Minco. See Item 4 -Narrative Description of Business, Risk Factors.

The Company's common shares trade on the Toronto Stock Exchange (“TSX”) under the trading symbol MMM.

Background

Minco was incorporated under the laws of the Province of British Columbia on November 5, 1982, under the name “Caprock Energy Ltd.” On February 19, 1996, current management acquired its interests in Minco pursuant to the following agreements: the “PCR Agreement,” and the “Teck-Cominco Agreements,” described below. The purpose of the PCR Agreement was to transfer Pacific Canada Resources, Inc.'s ("PCR") assets to Minco which would allow Minco to evaluate and explore mineral properties in China for potential acquisition, and if warranted development.

The PCR Agreement

On February 19, 1996, Minco entered into an agreement with Pacific Canada Resources, Inc. (“PCR”). PCR was a private company controlled by Ken Cai and Donald Hicks, both of whom became directors of Minco upon completion of the transaction. Prior to that time, PCR, Ken Cai and Donald Hicks were not affiliated with Minco. Mr. Hicks is no longer a director of the Company. Pursuant to the PCR Agreement, Minco acquired rights to PCR’s entire portfolio of base and precious metal property agreements and acquisition rights in China, some of which were held directly and some of which were held by PCR’s subsidiary, Temco. At that time, Temco was a joint venture, of which Minco held a 60% equity interest and China Clipper Gold Mines, Ltd. (“China Clipper”), a publicly traded Ontario corporation, held the remaining 40% equity interest. On February

27, 1997, Minco purchased China Clipper’s 40% equity interest in Temco for $175,000, which was believed to be the fair market value at the time. PCR is currently the largest and the controlling shareholder of the Company and has no other operations other than its ownership in the Company.

The Teck Cominco Agreements

Simultaneously, and in connection with the PCR agreement, Minco and PCR entered into separate, but related agreements respectively dated February 19 and February 20, 1996 (collectively the “Teck Cominco Agreements”) with Teck Corporation (“Teck”) and its 50.1% owned subsidiary, Cominco Ltd. (“Cominco”), which were both public Canadian mining companies that traded on the Toronto Stock Exchange. On September 10, 2001, Teck acquired Cominco by giving Cominco shareholders 2.87 Teck common shares plus $6.00 cash for each one Cominco share and the company was renamed Teck Cominco Limited ("Teck Cominco").

Pursuant to these agreements, Teck and Cominco each invested $500,000 in Minco and received 625,000 units, each unit consisting of one common share of Minco and one half of a non-transferable common share purchase warrant, each whole share purchase warrant entitling the holder to acquire one additional common share at a price of $1.20 on or before February 20, 1997, or $1.38 on or before February 20, 1998. The shares purchased by Teck and Cominco were “restricted shares” under the rules of the British Columbia Securities Commission until February 20, 1997. Teck exercised its warrants to purchase 125,000 common shares at $1.20 per share prior to February 20, 1997. The warrants issued to Cominco expired under their terms.

As partial consideration for the investments by Teck and Cominco, they received “earn-in rights” as to the Non-Chinese Interest (“NCI”) in any two mineral property rights acquired by Minco in China after the date of the Teck-Cominco Agreements until March 1, 2004. The NCI with respect to a property represents the direct or indirect interest in a property that is available for a non-Chinese entity or a foreigner to acquire under Chinese Law.

The earn-in rights provide that upon Minco procuring a base or precious metal project, and after preliminary work by Minco, Teck Cominco, in its sole discretion, shall first determine whether such project is to be governed by the Teck Cominco Agreements. If they determine that the project is subject to the agreement, Teck Cominco shall hold earn-in rights with respect to such project.

If Teck Cominco determines that a base or precious metal project will be governed by the Teck Cominco Agreements, the earn-in rights shall be exercisable in one of two ways, depending on whether the project is determined by Teck Cominco, in its sole discretion, to be a “Development Property” or “Exploration Property.” If determined to be a development property, Teck Cominco shall have the right to acquire 70% of the NCI in such property and to become the operator of the project by completing, at Teck Cominco's sole cost, any further project work and the final feasibility report on the project. Teck Cominco must then arrange for 70% of the costs required to be provided by the non-Chinese parties to place the property into commercial production. Upon completion of all of the foregoing, Teck Cominco shall be deemed to have exercised its earn-in rights in respect to the development project. Minco must contribute 30% of the costs required after the completion of the feasibility study.

If a project is determined to be an Exploration Property by Teck Cominco, it shall have the right, upon completion of a preliminary feasibility study by Minco, to acquire 51% of the NCI in such Exploration Property and to become the operator of programs on the property. To earn this 51% interest, Teck Cominco must fund the final feasibility study on the project and arrange for all financing required to be provided by the non-Chinese parties to place the property into commercial production, as determined in the feasibility study. Upon completion of all of the foregoing, Teck Cominco shall be deemed to have exercised their earn-in rights in respect to the exploration project.

Each Development Property for which Teck Cominco have exercised an earn-in right shall be governed by its own separate joint venture agreement which will include a provision that if Minco’s interest is diluted to 10% or less, such interest will be converted to a 1% net smelter return royalty. The agreements further provide that

Teck Cominco shall be the designated operator of the property on behalf of the joint venture which shall be formed to exploit any such property.

The Teck Cominco Agreements contain provisions under which Teck Cominco agree, subject to certain limitations, not to increase its collective share holdings in Minco beyond 20% of the comm on shares, nor to reduce them below 50% of their initial ownership, which limitations expire upon certain changes in control of the Company. As of year end December 31, 2002, Teck Cominco owned 1,875,000 common shares representing 10.09% of the outstanding shares. Teck Cominco have a right of first offer to purchase common shares of Minco in any future offerings, so as to maintain their percentage ownership in Minco.

After Teck Cominco have exercised their earn-in rights in an aggregate of two projects procured by Minco, Teck Cominco shall have further preferential rights of first refusal with respect to further properties identified by Minco for a period of three years after the exercise of their earn-in rights. These preferential rights of purchase will apply only in circumstances where Minco, if Minco has elected to acquire a project identified by PCR, intends to offer an interest to third parties or has received an offer to purchase, earn or acquire an interest in such properties from third parties. The Company is required to notify Teck Cominco of its intent to sell an interest in such project to a third party, and provide Teck Cominco all information which Minco possesses with respect to the project as well as the terms of the proposed sale, and Teck Cominco may, within thirty days, purchase such interest on the terms which Minco had proposed to accept from a third party.

As of February 24, 2003, Teck Cominco continues to hold a 10.09% share interest in the Company and continues as Minco's strategic partner in China and also continues to have future earn-in rights on two other Minco projects of their choice.

As of March 20, 2003, Teck Cominco has waived its back-in rights on the BYC project located in Inner Mongolia of China. Therefore, the BYC gold project will not be a project that is subject to the Investment and Participation Agreement dated February 20, 1996. If Minco pursues the BYC project on its own, without a joint venture partner, and when Minco would like to bring a partner to the project, Minco will give Teck Cominco the rights to negotiate a participation agreement.

The White Silver Mountain Agreement

The White Silver Mountain agreements with Teck and Cominco are separate from the Earn-In Rights that are detailed in The Teck Cominco Agreement section above. The White Silver Mountain Agreement does not constitute an exercise of either Teck’s or Cominco’s first right of refusal, which remain intact.

On June 15, 1998, Teck entered into a separate agreement with respect to the White Silver Mountain Project (see Item 4 Narrative Description of Business, Description of Properties) under which it has the right to acquire up to 70% of Minco’s interest in, or a net 56% interest in the White Silver Mountain Project by purchasing 375,000 common shares of Minco at a price of $2.00 per share, which occurred on July 10, 1998, and by exercising warrants to purchase 125,000 common shares of Minco at a price of $3.00 per share, within one year, and funding all of Minco's obligations on the White Silver Mountain project up to the point of production. These warrants were not exercised. As a part of the transaction, warrants were issued to Teck allowing it to buy an additional 125,000 shares at a price of $2.00 per share, for one year, and warrants to buy a further 125,000 shares at a price of $3.45 per share for two years. Cominco held "back-in rights" with respect to this project to earn up to a 20% working interest in the NCI in the property up to the pre-feasibility stage by repaying Teck and Minco one and one-half times the total project expenditures up to the date of exercise of its rights and thereafter funding its pro-rata share of feasibility and development costs. If Cominco exercised the back in rights, Minco’s interest would be reduced to a 19% carried interest. Teck & Cominco have since merged to form Teck Cominco Limted which company has withdrawn from the project with no retained interest in the project leaving Minco with a 41.4% interest in the project since March 2002.

General Description of Business and Operations

Since the signing of its first co-operation agreement in China in 1995, Minco has been active in mineral exploration and property evaluations in China. As discussed above, in 1996 a strategic alliance was formed with Teck Corporation and its 50.1% subsidiary, Cominco Ltd., for mineral exploration and acquisition in China. Minco has conducted exploration work on properties located in Sichuan, Xinjiang, Hebei, Inner Mongolia, and Gansu provinces of China. Currently, Minco has interests in three Sino-Foreign co-operative joint ventures and intends to establish a fourth Sino-Foreign co-operative joint venture (regarding the Caodi Gold Project - see ITEM 2. Corporate Structure).

A summary of the Company's operations over the past three years on its White Silver Mountain and Gobi Gold projects follows. See Item 4 - Description of Properties for more detailed information on these properties.

Gobi Gold Project

The Company acquired its earn-in rights to the Gobi Gold Project, located in western Inner Mongolia in the south Gobi Desert, China, in 1999. Minco has the right to acquire a 75% equity interest in Damo Mining Co. Ltd. by spending approximately US$2,500,000 million on exploration and development over 4 years starting November 1, 1999.

In 2000 the Gobi Gold Project field program on the Zhulazhaga Zone included regional scale geological and geochemical sampling programs followed by detailed ground magnetometer surveys and geological mapping in a 20 square kilometer area. Detailed rock geochemical sampling focused on a seven square kilometer area within this broader area. Rock samples were assayed for gold and seven other elements common to gold-skarn systems. The combination of geology, intrusive centers interpreted from magnetic data and geochemistry indicates a typical gold skarn system in a belt 1,500 meters long and 300 meters wide within which rock geochemical samples grade two grams per ton gold or better.

A new discovery was made during the year 2000 in an area of sand cover 1,000 meters to the south of the main gold zone near another interpreted intrusive center. A six -meter wide zone was exposed in a trench which returned an average grade of six grams per ton gold. Minco believes that geochemical values of two grams of gold per tonne are considered highly anomalous and could be an indication of economic concentrations of gold in the sub-surface. Values of six grams per tonne are potentially economic if found in large enough volumes to be economically extracted.

The year 2001 program consisted of detailed structural mapping, trenching in selected areas, and IP and/or TEM surveys in sand-covered areas which resulted in a substantial gold/copper discovery.

The Zhulazhaga License was one of eight acquired and the most extensively explored because of the initial success. The remaining seven licenses were examined in 2000 in a regional reconnaissance fashion. Three license areas returned positive results in terms of favourable geology, alteration and geochemically anomalous gold values.

During 2002, the Company completed a phase one drilling program consisting of 14 holes, designed to test the gold zone at depth and laterally to the southwest. The Company also continued detailed exploration on three additional licenses, which had the same geological environment, and which had exceptional early stage success. Data from the 2002 exploration program has been reviewed and a 2000-meter drill program has been proposed for the coming 2003 field season. The 2003 drilling program has been designed to trace the contact between the mineralized fault zone controlling mineralization and the permissive calcareous siltstone horizon which hosts the bulk of the mineralization at both the Chinese mine and Minco’s Discovery Pit.

White Silver Mountain Project

The Company acquired its interest in the White Silver Mountain, a polymetallic project located in Gansu Province, China, in 1998. Minco has the right to acquire an 80% equity interest in the project by spending approximately US$4.8 million on exploration and development over six years starting November 12, 1998. Pursuant to the White Silver Mountain Teck Agreements, described above, Teck Cominco Lmited has been the operator at the White Silver Mountain project since 1999 and has funded exploration expenditures at its sole discretion.

The year 2000 exploration program consisted of 230 meters of underground excavation to establish drill stations from which 2,730 meters of diamond drilling in five holes. The objective of the drilling was to outline the downward extensions of the known massive sulphide horizons. The drilling further outlined the extensions of the western lobe of massive sulphide mineralization. The eastern lobe remains open and will require additional drilling to define its extent. In addition to the underground program, an extensive surface program was carried out in the area of geology perspective for the occurrence of massive sulphide mineralization. Approximately 207 line-kilometers of geophysical surveys (comprising magnetic and electromagnetic surveys) were completed. A number of anomalies were outlined, of which a number occur in highly perspective geology and require testing by drilling.

During 2001, Teck completed a total of 2,763 meters of diamond drilling in nine surface drill holes. While favorable alteration and some sulphide mineralization was intersected in a number of holes, no economic grade mineralization was intersected and no further exploration work was done on the project during 2001.

In March 2002, Teck Cominco advised the Company that it had decided to withdraw from the project and would retain no interest in the property. Teck Cominco had recommended that the 2002 exploration program should focus on an underground drill program to follow up the down-dip extensions of the known ore bodies intersected by previous underground drill programs beneath the existing Xiaoteishan Mine. The goal is to define a 5 million tonne reserve within an area, which holds a 10 million tonne reserve potential, which would establish a project that can be placed into production in a cost effective and timely manner. As the primary focus of the Company's 2002 exploration program was the Gobi Gold project, the Company decided to defer the drilling program until completion of additional financing.

The withdrawal by Teck Cominco resulted in the Company's interest in the White Silver Mountain increasing to 41.4%.

Financial

At present Minco has no income from its operations and none of its properties have reserves or are in production. Minco’s ability to finance the exploration and development, if warranted, of its mineral properties, to make concession payments and to fund general and administrative expenses is therefore dependent upon Minco’s ability to secure financing. The equity markets for junior mineral exploration companies are unpredictable. Alternatively, Minco may enter into cost sharing arrangements through joint venture agreements. While management believes that the quality of the concessions now held by Minco will attract joint venture partners in the short-term and medium-term, there is no guarantee that the terms would be as favorable as management would like.

As discussed below, for the years ended 2001 and 2002, Minco funded exploration costs of its Gobi Gold project and Teck Cominco Limited funded exploration expenditures at the White Silver Mountain project. The Company has recently signed an agreement allowing Minco the right to earn a 75% interest in the BYC gold project and also signed a Co-operation Agreement to enter into a joint venture agreement to explore and develop the Caodi gold project. See below for these project descriptions.

As at year end December 31, 2002, Minco had working capital of C$(227,515). On May

31, 2002, the

Company completed a non-brokered private placement of C$550,000 consisting of 2,200,000 shares at a price of

C$0.25 per share. The shares issued are subject to a statutory one -year hold period expiring on May 31, 2003. As a result, Minco had sufficient working capital to fund its operations and conduct a two-phase exploration on the Gobi Gold project during fiscal year 2002.

On January 6, 2003 the Company announced its plan to complete a private placement of C$500,000 by way of a 10% Redeemable Convertible Debenture Due January 31, 2008. The Debenture coupon will pay interest semi-annually of 10% and mature in five years from the date of issue. The Debenture will be convertible at any time at the option of the Debenture holders into common shares of Minco at a conversion price of C$0.40 per share. The Debenture calls for the redemption or conversion into Minco common shares should the common shares trade at an average closing price of 100% or greater than the conversion price of the Debenture for a period of 30 consecutive trading days. The Company also holds the option to pay interest on the Debenture in the form of cash or common shares. The maximum number of shares that may be issued under the offering was an aggregate 1,451,000 common shares, excluding any interest payments. On March 6, 2003, the Company closed this private placement to C$580,600 with all other terms remaining unchanged.

As of the date of this filing, the Company has not finalized its 2003 Budget and Exploratio n Program and cannot yet determine what its funding requirements will be if exploration work is also undertaken on Minco's newly acquired projects. The Company will require additional financing for future working capital and also to fund future exploration programs on its properties. Additional capital would be required if any major exploration efforts were conducted on any of Minco's properties.

The Company continues to seek out and evaluate projects of demonstrated merit in China with the objective of advancing projects and arranging joint ventures to fund and operate the properties. Teck Cominco Limited maintains its earn-in right on two future projects acquired by Minco in China.

The Company does not believe that there are particular environmental regulations that will materially impact its current or future operations.

Description of Properties

BYC Project

On November 18, 2002, the Company signed an agreement with the Inner Mongolian Bureau of Non-Ferrous Metals and Exploration, the license holder of the BYC Project, to acquire a majority interest in the BYC gold project located in central Inner Mongolia, China. The Company can earn a 75% interest in the BYC Project by spending 12 million RMB (approximately C$2.4 million).

History & Location

The BYC Project is located at the central section of the north margin of the North China Platform and the eastward extension of the well-known Tianshan metallogenic zone, one of the most important gold metallogenic zones in China and the world. The zone hosted several important gold-producing regions in North China and extends to the famous gold metallogenic zone in the former Soviet Union republics where several world-class gold deposits have been developed. The project area is about 50 km northwest of Baotou, the largest rare-earth producing city in the world, and very close to a railroad that connects to the national railway system.

The original discovery of gold was made in late 1980's by following up a major regional geochemcial gold anomaly that covers an area of more than 100km². More than 100 surface gold showings were delineated in an area of 12 km long and 3 km wide. Some of the showings returned very high values. Like many areas of new gold discoveries this triggered the widespread illegal artisanal mining activities for the surficial portions of the gold showings over the entire area. Recently, all the illegal mining activities at BYC were banned by the government as a nation wide law enforcement program.

Deposit Type and Exploration Potential

The BYC gold occurrence is a structurally controlled shear hosted auriferous vein system, which develops at or near the contact of a Mesozoic granodiorite with early Proterozoic sedimentary and volcanic rocks. All principle -mineralized zones on BYC concession are either shear hosted or extensional veins. Most of these structures are located within well-formed planar brittle -ductile shear zones with very good surface continuity. Based on the distribution of the auriferous veins at surface, at least four major structural and auriferous zones are identified with strike lengths ranging from 700 meters to more than 1,500 meters. Grade of auriferous veins occurred in Proterzoic sedimentary and volcanic sequence are generally from 1 g/t to 8 g/t gold. Higher grades were detected where the auriferous veins occurred in the granodiorite intrusions (the inner contact zone) with significant values as high as 71 g/t Au over 9 meters and 14.5 g/t Au over 4 metres.

Plans for 2003

The Company's initial program will consist of careful compilation of all the available assay data, detailed 1:5000 scale geological mapping with special emphasis on structural analysis, as well as outcrop and trench scale lithological mapping. A drill program will be conducted upon the completion of the initial program on the second half of the 2003 field season.

Caodi Project

In February, 2003, the Company signed a Co-operation Agreement with the Sichuan Bureau of Metallurgical Exploration which gave Minco a right of first refusal to enter into a joint venture to explore and develop the Caodi gold project in Sichuan Province, China. This Agreement is subject to a full due diligence on the project conducted by Minco.

History & Location

There is a distribution of known gold mines in this gold triangle where more than 400 tonnes of gold has been reported. Within a distance of 200 km along the border of Sichuan and Gansu provinces, seven large size gold deposits of similar type have been discovered with proven resources ranging from 20 tonnes gold to more than 100 tonnes gold. Widespread alluvial gold has also been found in most drainages in this area. One of the new and important deposits, theYangshan gold deposit, contains more than 100 tonnes gold and is approximately 50 km to the southeast of the Caodi deposit along the same tectonic trend.

The Caodi gold project is located in the well known Qinling Gold District 200 km north east of the capital city of Chengdu.

Deposit Type and Exploration Potential

The Caodi gold deposit consists of a number of Upper Paleozoic sediment-hosted and structurally controlled veins in an area of about 3 km2. Mineralization types include brecciated dolomitic limestone, silicalite and marlite and mineralized granite porphyry dykes. The EW-trending faults across the area control the distribution of gold mineralization. Most of the surface gold veins are located in geochemical gold anomalous centers delineated by 200ppb Au in soil. Thirty-five gold showings have been delineated by surface mapping, trenching and adits in a core area of 3 km2 within the large license area (45km2). With a cutoff of 1g/t Au, the surface extension of individual gold vein is from 190m to 866m in length and 1.6m to 24m in width. Average grade of surface trench samples is from 2g/t to 3.6g/t gold. Much wider and higher-grade mineralization zones have been intersected in several adits from 50m to 100m below the surface outcrops. Typical results of fresh material in adit samples within the main zone returned values of 6.8 g/t AU over 9.2 meters (3g/t cutoff). The Chinese operator estimates that the gold resource on the project consists of approximately 8 tons of gold metal with a multi-million ounce resource potential. The Sichuan Bureau of Metallurgical Exploration has been operating a small-scale test heap leach on the project since 1997 with an average recovery rate of 90%. Detailed exploration has been focused on a 3 sq. km area, a very small part of the 45 sq. km license. Preliminary regional geochemical exploration of the whole license area indicates that the balance of the license area is equally prospective for similar style gold mineralization.

Plans for 2003

If the Company is successful in finalizing an agreement to acquire an interest in the Caodi gold project, an exploration program will be developed and incorporated into the overall 2003 field exploration program. As at the date of this report, the Company's primary focus for 2003 exploration efforts will be on the Gobi Gold and BYC gold projects. The Company is currently conducting a full due di8ligence on the Property.

Gobi Gold Project

A regional exploration and property evaluation was carried out on the Inner Mongolia (Gobi Gold project) during 1998 culminating in the joint venture agreement in 1999 between Minco and the Exploration Institute of Land and Resources of Inner Mongolia (“EILR”). In 1999, Minco and EILR created Inner Mongolia Damo Mining Co. Ltd. ("Damo Mining"), a fully-licensed Sino-Foreign co-operative joint venture company, to explore for metallic mineral deposits within the Inner Mongolia Autonomous Region. Initially, Damo Mining will focus on exploring its existing license holding that covers 550 km2. The Damo Mining joint venture agreement allows Minco to earn up to a 75% interest in joint venture by spending US$2.5 million on exploration on the Gobi Gold project over four years. In the event Minco does not spend the specified amounts, its interest in the joint venture agreement may be subject to being capped by a predetermined formula as set out in the Joint Venture Agreement.

Inner Mongolia Damo Mining Co., Ltd.

Damo Mining was formed and operates pursuant to a Sino-Foreign co-operative joint venture contract between EILR and Minco. Under the terms of the joint venture contract, Damo Mining’s board of directors consists of seven directors of which Minco has the right to select four directors, including the chairman. Minco has selected Messrs. Ken Cai, William Meyer, Robert Callander and Ruijin Jiang as its representatives. EILR has the right to select the remaining three directors.

Because of Minco’s majority ownership and majority representatives on Damo Mining’s board, Minco controls Damo Mining’s operations in the ordinary course of business. However, the following transactions by Damo Mining requires the unanimous approval by its board: (1) terminating or dissolving Damo Mining; (2) selling or mortgaging assets that have a value of 10% of Damo Mining’s assets; (3) increasing or decreasing Damo Mining’s registered capital; (4) borrowing by Damo Mining; (5) merging Damo Mining; (6) guaranteeing on behalf of Damo Mining; and (7) establishing organizations under the board.

Location, History, Geology and Exploration Potential

The 550 square kilometer Gobi Gold project is located in the Gobi Desert of western Inner Mongolia, about 300 kilometres north of Yinchuan, the capital city of the neighboring Ningxia Province, and 900 kilometres northwest of Beijing, China.

The Gobi Gold project is situated along the eastern extension of the Tian Shan Gold Belt, which hosts important deposits in Uzbeckastan and Kryrgystan to the west. World-class, sediment-hosted gold deposits occurring in the Tian Shan Gold Belt include Murantau with a resource of 140,000,000 ounces gold (site of the Newmont dump leach project), Kalmakya with 26,000,000 ounces gold and 13,000,000 tons of copper, and Kumtor with 13,000,000 ounces gold (a Cameco operated mine).

The Gobi Gold project is the culmination of a series of regional exploration programs undertaken by EILR. EILR carried out a broad program of stream and drainage sampling. This program highlighted eight license areas with gold concentrations some of which were followed up by mapping, prospecting and more closely spaced geochemical sampling. The Zhulazhaga deposit, license No. 5, was discovered in 1997 by following up one of these gold anomalies. Since 1997, EILR has focused on exploration of the Zhulazhaga deposit, which has been explored by trenching and drilling, and subsequently placed into production as a small-scale heap leach operation. EILR reports a reserve of 31.62 tonnes (1 million ounces) gold with an average grade of 2.53 g/t Au.

Other prospects identified in the license blocks from regional geochemical surveys have had limited to no follow-up work. Known mineralization is developed in calcareous sedimentary units and proximal to small felsic intrusions. Minco believes that the potential for discovering more extensive, near surface skarn mineralization is good, given the limited exploration that has taken place beyond the surficial oxide zones. An initial program of detailed ground magnetic surveys combined with geological mapping was completed to give better resolution of features controlling mineralization.

Field examination of two prospects visited in 1999 showed features indicative of skarn style mineralization. The exploration program for 2000 & 2001 involved ground magnetic surveys and geological mapping over the two identified skarn prospects to establish drill targets. Field-checks of the remaining geochemical anomalies was conducted. During 2002 a drill program tested results from previous exploration programs and 2003 fieldwork will involve more drilling work on the most favorable targets.

Total expenditures funded by Minco from inception to December 31, 2000 were $449,023; to year ending December 31, 2001 were $707,311, and to year ending December 31, 2002 were approximately $1,158,745.

Environmental Considerations

The exploration activities proposed for the Gobi Gold project, including potential drill testing of new anomalies, will result in little surface disturbance, and standard reclamation procedures will be used for areas such as trenches or drill pads. Minco does not believe that there will be any potential environmental liability arising from these activities.

2001 & 2002 Exploration

The 2001 exploration program consisted of detailed structural mapping, IP and/or TEM surveys and trenching in selected areas. Compilation of this data outlined 17 exploration targets in the surveyed area, part of which is sand-covered. These programs resulted in a substantial gold/copper discovery. Gold values averaging 14.79 gramms/tonne gold, 1.0 grams/tonne silver and 1.25% copper were encountered over a sample length of 9 metres in a 20 metre deep pit excavated at the site of the previous years discovery. Significantly the footwall of the gold bearing section consists of massive sulphides grading 20% copper. Coincident IP data indicated a large lateral extent to this sytle of mineralization making the zone a focus of on-going exploration.

The trenching program conducted over the southwestern extension of the gold/copper discovery encountered similar mineralization grading 5.6 grams per tonne gold over 13 metres, 8.7 grams per tonne gold over 14 metres, 3.5 grams per tone gold over 12 metres, and 4.98 grams per tonne gold over 12 meters. The trenches were conducted on the strike extension of the original 20-meter deep discovery pit which returned 14.8 grams per tone gold and 1.25% copper over 9 meters true width.

The Zhulazhaga License was one of eight acquired and the most extensively explored because of the initial success. The remaining seven licenses were examined in 2000 in a regional reconnaissance fashion. Three other license areas returned positive results in terms of favourable geology, alteration and geochemically anomalous gold values. These three license areas are the No. 3 Zhonggashun License, No. 6 Bayanxibie License and No. 8 Shaolataohai License.

In 2002, test drilling of 2000 meters was conducted on the Zhulazhaga License to follow up the significant magnetic and IP anomalies and trace the strike extension of the gold occurrence revealed in the Discovery pit. Eight holes were drilled to a depth from 50 meters to 194 meters along strike of the sediment hosted mineralized horizon in the discovery pit and six holes intersected the mineralized zone with grade from 1g/t Au to 12 g/t Au (Figure 5). Best mineralization was detected in DDH G-9 where an oxidized ore zone of 7 meters with an average grade of 5.8g/t Au was intersected in a structurally brecciated zone. While all the known mineralization is defined as typical distal gold skarn, test drilling hole G170-1 over the strongest magnetic anomaly M-2 has lead to the recognition of a new type of gold mineralization, the proximal gold skarn, in the project area. A thick carbonate package is well mineralized to a maximum of 4.9g/t Au at its juxtaposition with a medium grained diorite at depth of 140 meters.

Exploration data from Phase-I drilling program has been reviewed and a 2000-meter drill program has been proposed for the coming field season of 2003. As the top priority, the 2003 drill program will consist of at least 3 fences of drill holes along the trace of the contact between the mineralized fault zone controlling mineralization and the permissive calcareous siltstone horizon which hosts the bulk of the mineralization at both the Chinese mine and Minco’s Discovery Pit.

Plans for 2003

The Gobi Gold project is now an advanced-stage exploration project. The results achieved in the 2001 and 2002 exploration programs have outlined an area of gold mineralization extending approximately 500 meters west of the discovery pit. Detailed structural mapping has indicated potential for high grade mineralization in "feeder zones".

White Silver Mountain Project

Minco acquired its rights to the White Silver Mountain, a polymetallic project located in Gansu Province, China, pursuant to the “Co-operation Agreement for Mineral Exploration and Development” between the Company and Baiyin Non-Ferrous Metals Corporation (“BNMC”) signed on November 17, 1997. A fully licensed Sino-Foreign joint venture company, Gansu Keyin Mining Co. Ltd. (“Gansu Keyin”) was formed to hold the mineral interests. In order to earn up to an 80% interest in Gansu Keyin, which owns the rights to the White Silver Mountain project, Minco is required to spend a minimum of US$4.8 million (40 million Renminbi Yuan "RMB") on the White Silver Mountain property over a six-year period. If Minco fails to spend the minimum amount, Minco’s interest in Gansu Keyin will be capped by a predetermined formula as set out in the Joint Venture Agreement. BNMC contributed the exploration permit held by it and the geological data and research results, including drill core samples and maps, for its 20% interest in Gansu Keyin. Following the completion of the above expenditures by Minco, each party shall make contributions to Gansu Keyin in proportion to their respective beneficial interests. Pursuant to an option agreement dated December 22, 1999, with effective date of June 10, 1998, the date a letter agreement was entered into, Minco granted Teck an option to earn 70% of Minco's 80% interest, for a 56% net interest in Gansu Keyin, by assuming all of Minco’s funding requirements until commercial production has been attained. Since inception to December 31, 2002, total expenditures on the White Silver Mountain project are$3,619,590, of which C$$2,270,236 million was funded by Teck Cominco but credited to Minco.

Location and Description

The 180 square kilometer White Silver Mountain project includes exploration ground in or around a number of past and presently producing properties in the Baiyin Ore Field located close to the city of Baiyin, Gansu Province, China. Baiyin is located 1,000 kilometers west of Beijing. The area is fully serviced by road and rail and has the entire required infrastructure to support an active mining operation. The White Silver Mountain project is located near the Xiaotieshan deposit which is currently being mined and operated by BNMC. Gansu Keyin, the joint venture in which Minco has the right to earn an 80% interest, has concluded an agreement to explore the extensions of the mineralized zones being mined at Xiaotieshan as well as any new discoveries in the region. Drilling and underground exploration undertaken by Gansu Keyin has focused on the area immediately below the Xiaotieshan underground mine testing the downward extensions of the ore lenses being mined by BNMC. The agreement includes the areas immediately surrounding pa st and present mine workings but excludes the workings themselves and the BNMC milling and/or smelting operations. Recent surface exploration and geological mapping has uncovered other prospective areas outside of the project boundary. In response to these finds, Gansu Keyin has applied for an additional 70 square kilometers of mineral rights, which was granted in March 2000.

History, Deposit Type and Exploration Potential

The White Silver Mountain deposits are of the Volcanogenic Massive Sulphide (VMS) type. VMS deposits are formed in undersea settings by the precipitation of metal rich fluids expelled by volcanic vents. VMS deposits display a characteristic “zoning” with more copper-rich deposits found near the location of the original volcanic vents and more zinc-rich deposits found at a distance to them, though the pattern is often obscured by later faulting and folding of the rocks that contain them. VMS deposits are “syngenetic,” meaning they form at the same time as the rocks that enclose them and they usually occur in clusters over a 20 to 40 km radius. Deposits are found where the volcanic rock has changed to a distinctive quartz rich rock units known as “exhalitives.” These are indicators of VMS deposit forming activity; exploration for new deposits in known VMS camps therefore often focuses on finding the exhalative horizons then exploring within them for economic concentrations of metals. Geological mapping undertaken as part of the 1999 exploration program has located five separate exhalitive horizons, including the one that hosts the mined deposits. To the best of Minco’s knowledge, there had been virtually no past exploration of the property away from the mines.

Environmental Considerations

The Gansu Keyin joint venture agreement specifically excludes any areas of past or present mining activity. Minco foresees no direct or indirect liabilities arising from the activities of BNMC on its own mine sites. In the White Silver Mountain underground exploration area, Teck has hired BNMC as a contractor to undertake all underground excavation. BNMC is responsible for the disposal of all mining waste (mainly barren rock) in an environmentally sound manner. Similarly, it is expected that BNMC would be retained as the mining contractor if the joint venture makes a positive production decision. BNMC would have operational management of the project and would be responsible for adherence to sound environmental practice. If smelting is done by BNMC, it would be governed by standard commercial contract under which the handling and safe disposal of any attendant waste products would be BNMC’s sole responsibility.

Gansu Keyin Mining Co. Ltd.

Gansu Keyin Mining Co. Ltd was formed and operates pursuant to a Sino-Foreign co-operative joint venture contract between Baiyin Non-Ferrous Metals Corporation of the People's Republic of China and Minco. Under the terms of the joint venture contract, Gansu Keyin’s board of directors consists of seven directors of which Minco has the right to select four directors, including the chairman. Minco has selected Messrs. Ken Cai, William Meyer, Hans Wick and Fred Daley as its representatives. Baiyin has the right to select the remaining three directors.

Because of Minco’s majority ownership and majority representatives on the Gansu Keyin’s board, Minco controls Gansu Keyin’s operations in the ordinary course of business. However, the following transactions by Gansu Keyin requires the unanimous approval by its board: (1) terminating or dissolving Gansu Keyin; (2) selling or mortgaging assets that have a value of 10% of Gansu Keyin’s assets; (3) increasing or decreasing Gansu Keyin’s registered capital; (4) borrowing by Gansu Keyin; (5) merging Gansu Keyin; (6) guaranteeing on behalf of Gansu Keyin; and (7) establishing organization under the board.

2001 & 2002 Exploration

The White Silver Mountain project program for 2000 consisted of 250 meters of underground excavatio n establish drill stations, approximately 2,000 meters of underground drilling and a surface program which included geological mapping and approximately 200 line kilometers of electromagnetic surveying. The mapping and electromagnetic surveys generated new targets for a surface drilling campaign to be undertaken in

2001 after the Keyin has received and interpreted the results of the surface work and the current underground drill program. The cost of this program was approximately C$400,000 and was funded by Teck.

In April 2001, Teck commenced a surface diamond drilling program comprising of an estimated 2,700 meters targeting priority zones based on a combination of electromagnetic conductors with coincident surface alteration zones and mineralization in geological setting prospective for volcanogenic massive sulphide minerals. Results were mixed in that the target horizon was intersected in a number of holes, no ore grade mineralization was encountered.

Plans for 2003

The Company will seek a joint venture partner to continue a proposed underground drilling program

Changba -Lijiagou Project

At this time, Minco plans no further work programs on the Changba-Lijiagou project because the focus of the Company's 2003 exploration program will be on the BYC and Gobi Gold projects

Background

Minco acquired its rights to the Changba-Lijiagou Lead Zinc project located in Ganzu Province, China, through the “Cooperation Agreement Regarding the Development of the Changba Lijiagou Lead Zinc Deposit” between Minco and BNMC signed on November 17, 1997. Under this agreement, Minco and BNMC will form a Chinese joint venture company to explore, and, if warranted, develop and exploit the lead and zinc deposits of Changba and Lijiagou and the joint area between them by taking the project through development, to production at a rate of 3,500 tonnes of ore per day. If a joint venture agreement is entered into, Minco will contribute capital and advance equipment to develop a 3,500 tonne per day underground mine for a 75% interest in the joint venture. BNMC operated the Changba-Lijiagou project as a 3,500 tonne per day open pit mine until the collapse of the underground workings forced the downsizing of the operation to 750 tonnes per day. BNMC will contribute the mining rights relating to Changba and Lijiagou and net values of total assets at the Changba milling system for a 25% interest in the joint venture.

Since entering into the agreement, Minco has concentrated its efforts on the Lijiagou mineralization. The work undertaken to date is of a preliminary nature. Further third party work and a complete feasibility study would be required prior to any production decision. No exploration activities were conducted in 2001 and 2002 and none are planned for 2003 and no joint venture has yet been entered into.

Minco is however currently seeking opportunities to option or joint venture this project and has held discussions with third parties who are interested in earning a portion of Minco’s interest in the project by further funding it. There can be no assurance that an offer will be obtained that will enhance shareholder value.

History, Geologic Model and Exploration Potential

BNMC originally moved into the Changba area in the 1940's after the discovery of copper in the region. BNMC started up operations at two copper mines soon afterwards, which are now virtually depleted. The search for new copper reserves in the area lead to the discovery of the Changba, then Lijiagou zinc/lead mineralization.

The Changba-Lijiagou project is located in Gansu province in northwestern China. The project took its name from the town of Changba, a small regional agricultural/government center before the arrival of the miners. Changba is 350 kilometers east of the provincial capitol of Lanzhou and 400 kilometers by road and rail north to Baiyin, the headquarters town of BNMC and location of the smelting complex.

Changba and Lijiagou are Sedimentary Exhalative (or SedEx) type deposits. SedEx deposits are characteristically zoned in a pattern with zinc rich material in the center. The Changba-Lijiagou deposits are zinc rich. They are open and substantially untested to depth, as well as laterally along trend. Though exploratory drilling is needed to confirm this, the zinc rich nature of the ore and the long trend length indicate potential for further discoveries in the area. BNMC has completed approximately 250 surface drill holes to test Changba to depth and to outline the Lijiagou mineralization and to test the intervening area at depth.

Environmental Considerations

All areas of past and present mining activities are specifically excluded from the joint venture. Should Minco and/or its partners decide to put all or part of the project into production, there would be an operating agreement negotiated with BNMC. In negotiating the joint venture agreement, Minco will request that a provision be included that will absolve the partners from any environmental hazards arising from BNMC’s mining activities prior to the date of the joint venture contract to be negotiated and finalized. The structure of the agreement with BNMC allows Minco to earn a direct interest in the mill site and other infrastructure. Should Minco make a positive production decision, it would have to negotiate an agreement that defines its responsibilities concerning the ultimate rehabilitation of the mill site and include those costs in its decision-making.

Industry Trends & Competition

The Chinese government has been largely successful in switching its planned economy system to a market economy. With this change in government policy, China's entry into the World Trade Organization and the recent deregulation and reformation of the mining and mineral laws in China, foreign investors now view China as having less political risk China has maintained a double -digit economic growth rate for the last few years and is considered the fastest growing economy in the world.

Advanced stage precious metals and base metals projects exist in China. Large areas of mineral lands with potential exist in China and, as a result there has been a steady growth in the number of foreign mining companies doing business in China. There can be no assurance that the Company will be able to compete with these new companies in acquiring projects of merit in China.

Marketing Plan and Strategies

It is the Company's goal to become a leading foreign mining company in China. The Company has been involved in the acquisition and development of precious and base metals projects in China since 1995. Over the years, the Company has established strong ties with Chinese governmental bureaus and also with Chinese mining enterprises. The Company's senior management has in-depth experience with the intricacies of Chinese Mining Law and permitting and licensing procedure.

The Company's goal is to build a portfolio of high-quality properties in China as well as maintaining strategic relationships with premier mining enterprises in China and with its strategic partner Teck Cominco Limited.

Employees & Premises

The Company currently has 10 employees, of which 7 are full time employees and 3 are hired on a part time or contractual basis. The Company has allocated funds to recruit additional consultants in the areas to assist with the 2003 exploration programs on its properties in China.

The principal executive office of the Company is located at Suite 1980, 1055 West Hastings Street, Vancouver, British Columbia, Canada V6E 2E9, and its telephone number is 604-688-8002, fax number is 604-688-8030. The Company's web site address is www.mincomining.com and the general delivery email address is info@mincomining.com. The Company leases office space and currently occupies 5,835 sq. ft., of which approximately 3,500 sq. ft. is subleased to two other companies.

The Company believes its current premises will provide adequate space for expansion over the next four years.

Risk Factors

In addition to the other information presented in this report, the following should be considered carefully in evaluating the Company and its business. This Annual Information Form contains forward-looking statements that involve risks and uncertainties. The Company’s actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed below and elsewhere in this report.

1.	The Company Has Incurred Losses. Since its reorganization in 1996, the Company has incurred net losses and will continue to incur losses until it can derive sufficient revenues from its projects.
2.	The Company Is In Exploration Stage And Has No Proven Reserves. The Company is in the exploration stage. None of the properties in which it has interests are in commercial production, or contain reserves. In order to obtain more reliable information on which to base decisions about possible development of a property, it is necessary to expend significant time and money, and many such properties will turn out not to be worth further expense. The Company may thus expend significant amounts of financing and effort on any or all of its properties without finding reserves or reaching a stage of commercial production.

3.

The Company Must Obtain Additional Financing to Conduct Exploration on Its Properties. Because the Company is in the exploration stage, it does not have sufficient financial resources available to undertake extensive exploration or, if warranted, development programs. Further exploration or commercial development, if warranted, would require additional financing. There can be no assurance that needed future financing will be available in a timely or economically advantageous manner, or at all.

4.	The Company’s Interests in Their Joint Ventures Will Be Subject to Dilution. Under the terms of their joint venture agreements, the Company may earn a specified percentage in the joint venture provided that the Company spends a required amount on project expenditures for the joint venture. In the event the Company ceases to make its project expenditures, its interest in the joint venture will be subject to dilution.

5.	The Company’s Interest In Projects Will Be Diluted Pursuant to the Teck-Cominco Agreements. The Teck-Cominco Agreements grant those companies the right to become the operators of an aggregate of two future properties of the Company as well as rights of first refusal to acquire interests in other future projects for a period of three years. See Item 4 - “The Teck-Cominco Agreements”. The exercise of those earn-in-rights by Teck Cominco will dilute the Company’s interest in those projects.

6.	The Mining Industry Is Highly Speculative . The Company is engaged in the exploration for minerals which involves a high degree of geological, technical and economic uncertainty, because of the inability to predict future mineral prices, as well as the difficulty of determining the extent of a mineral deposit and the feasibility of extracting it without the expenditure of considerable money. There is a high level of risk involved.

7.	It May Be Difficult for United States Investors to Enforce Civil Liabilities Against the Company. Because all of the assets of the Company and its subsidiary, as well as the Company’s jurisdiction of incorporation and the residences of its officers and directors, are located outside of the United States, it may be difficult or impossible to enforce judgments granted by a court in the United States against the assets of the Company and its subsidiaries or the directors and officers of the Company who reside outside the United States.

8.	The Company's shares are not yet listed on a United States exchange, as a result: Penny Stock Rules May Make It More Difficult to Trade the Company’s Common Shares. The Securities and Exchange Commission has adopted regulations which generally define a “penny stock” to be any equity security that has a market price, as defined, less than U.S.$5.00 per share or an exercise price of less than U.S.$5.00 per share, subject to certain exceptions. Our securities may be covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and accredited investors such as, institutions with assets in excess of U.S.$5,000,000 or an individual with net worth in excess of U.S.$1,000,000 or annual income exceeding U.S.$200,000 or U.S.$300,000 jointly with his or her spouse. For transactions covered by this rule, the broker-dealers must make a special suitability determination for the purchase and receive the purchaser’s written agreement of the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell our securities and also affect the ability of our investors to sell their shares in the secondary market.

9.	Minco is a Passive Foreign Investment Company for United State Federal Income Tax Purpose. Minco believes that it is a passive foreign investment company (“PFIC”) for United States Federal income tax purposes because it earns 75% or more of its gross income from passive sources. As a result, United States holders of Minco’s common shares may make a certain election to have Minco’s distributions or ordinary earnings and net capital gain treated differently for United States income tax purposes.

10.	Risks Related to Doing Business in China. Various matters which are specific to doing business in China may create additional risks or increase the degree of such risks associated with the Registrant’s activities. These risks are discussed below.

a.	The Company Must Seek Governmental Approval to Develop Mines. The establishment, operation and terms of the joint ventures through which any pa rticular mineral property is to be explored or operated are all subject to obtaining Chinese governmental approvals at various levels and for particular matters, including mining rights, importation of equipment, hiring of labor, and environmental regulations. Currently, the joint ventures formed to explore and, if warranted, develop the BYC and Gobi Gold projects have obtained a license to conduct mineral exploration activities, but will be required to obtain a mining license to, if warranted, develop and conduct operations at the property. Depending on the scope of the operation, its location and the particular issues involved, the level of government from which approvals must be sought and the process involved may vary potentially restricting the joint venture’s operation.

b.

Environmental Regulations May Adversely Affect the Company’s Projects. The Company’s operations are subject to environmental regulations promulgated by various Chinese government agencies from time to time. Violation of existing or future Chinese environmental rules may result in various fines and penalties. As China’s economy modernizes and expands, it is expected that regulations covering environmental protection and the reclamation and remediation of industrial sites would be strengthened which could increase the operation costs in China.

It is industry practice for North American mining companies like Teck and Cominco to apply the more stringent standards of their home countries to foreign operations regardless of local practices. Should Teck or Cominco choose to initiate production of a property in joint venture with the Company, its operations would be carried out using North American environmental standards. It is common practice for the estimates costs of reclamation and remediation of mine sites to be included in the capital cost of a project. A project would have to be able to provide an adequate return on all capital, including estimated reclamation costs, to be considered viable. The Company’s current projects all surround active mining operations, which add additional considerations that would be dealt with on a case-by-case basis. See the “Environmental Considerations” section under the individual property description in Item 4.D. for more details.

c.	Politics of China May Adversely Affect the Company’s Investments. The Company’s investments may be adversely affected by political, economic and social uncertainties in China. Changes in leadership, social or political disruption or unforeseen circumstances affecting China’s political, economic and social structure could adversely affect the Company’s joint venture interest or restrict its operations.

d.

  Lack Of A Legal System May Produce Inconsistent Results. Enforcement, operation and interpretation of existing laws may be uncertain, sporadic or inconsistent. China’s judiciary is relatively inexperienced in enforcing laws that do exist, leading to a higher than usual degree of uncertainty as to the outcome of any litigation. Even where adequate law exists in China, it may be impossible to obtain swift and equitable enforcement of such law, or to obtain enforcement of the judgment by a court of another jurisdiction. As a result, if the Company is adversely effected, the Company may be unable to seek legal address in China.

e.	Property Information May Be Uncertain. Much of the information on which the Company and its consultants have based their decisions regarding the Company’s mineral prospects is based on information provided by Chinese governmental officia ls, geologists and mining engineers and cannot be independently confirmed. Accordingly, the reliability of geological and mineral information regarding the properties, the costs of labor, exploration costs, or any development, construction or operation costs may be uncertain since it has not been independently verified by the Company.

ITEM 5. SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following selected financial information for the fiscal years ended December 31, 2002, 2001 and 2000 are derived from the financial statements of the Company that is reported in Canadian dollars and should be read in conjunction with the financial statements and the notes thereto attached to this Annual Information Form. The Company's financial statements for the fis cal years ended December 31, 2001 and 2000 were prepared in accordance with Canadian Generally Accepted Accounting principles ("GAAP"). There were significant differences between Canadian GAAP and U.S. GAAP including the recording of exploration costs, recognition of compensation expense upon release of escrow shares and issuance of stock options and the recording of marketable securities for the fiscal years ended December 31, 2001 and 2000.

Selected Financial Data

Canadian GAAP		At December 31

	2002	2001	2000

Operations
Interest and Sundry Income	$25,724	$77,023	$116,205
Exploration Expenses	494,813	168,835	446,094
Mineral Interests written off	-	-	-
Operating Loss	(1,288,209)	(715,412)	(1,070,773)
Loss for Period	(1,288,209)	(715,412)	(1,070,773)
Income (Loss) from
Continuing Operations per Common Share	(0.07)	($0.04)	($0.07)
Common Shares used in Calculations	17,682,041	16,380,123	16,335,178

Consolidated Balance Sheet Data
Total Assets	$286,701	$988,926	$1,631,603
Mineral Interests	100	100	100
Total Liabilities	431,444	401,608	328,873
Share Capital	$10,836,933	$10,286,933	$10,286,933

United States GAAP		At December 31

	2002	2001	2000
Operations
Interest and Sundry Income	$25,724	$77,023	$116,205
Exploration Expenses	494,813	168,835	446,094
Loss for Period	(1,288,209)	(915,264)	(1,070,773)
Income (Loss) from
Continuing Operations per Common Share	($0.07)	($0.07)	($0.08)
Common Shares used in Calculations	17,682,041	13,388,801	12,828,232

Consolidated Balance Sheet Data
Total Assets	$286,701	$992,036	$1,648,933
Interests	100	-	-
Total Liabilities	431,444	401,608	328,873
Share Capital	$10,836,933	$14,610,766	$14,410,914

Dividends

There are no restrictions in the Company's articles or elsewhere which could prevent the Company from paying dividends, however, the Company has not paid any dividends on its Common Shares since incorporation and it is not contemplating that any dividends will be paid in the immediate future.

All of the Common Shares of the Company are entitled to an equal share in the dividends declared and paid by the Company.

The directors of the Company will determine when, if any, dividends will be declared and paid in the future from funds properly applicable to the payment of dividends based on the Company's financial position at that time.

ITEM 6. MANAGEMENT'S DISCUSSION AND ANALYSIS

This discussion and analysis of the operating results and the financial position of Minco Mining & Metals Corporation is for the three years ended December 31, 2002, 2001, and 2000, and should be read in conjunction with the Consolidated Financial Statements and the related Notes thereto. During the year 2002, the Company changed its accounting policy to expense exploration costs when incurred until such time that reserves are proven on a property. This policy change is not an indication that the Company has abandoned the property or that the property has no value.

Description of Business

The Company is in the exploration stage and had no operating revenue during 2002, 2001 and 2000. Since the signing of its first co-operation agreement in China in 1995, Minco has been active in mineral exploration, property evaluation and acquisition in China and plans to build a portfolio of precious and base metals properties in China. The Company formed a strategic alliance with Teck Corporation and Cominco Ltd. (now called Teck Cominco Limited) for mineral exploration and development in China. To date, the Company has conducted exploration work on properties located in Sichuan, Xinjiang, Hebei, Inner Mongolia, and Gansu provinces of China, and investigated or evaluated about 300 Chinese mineral properties. The Company has rights to earn interests in three Sino-foreign co-operative joint ventures that have been established within the Chinese mining industry.

Description of Operations and Financial Conditions

Year ended December 31, 2002, compared to year ended December 31, 2001

During 2002, the Company's activities focused on exploration of the Gobi Gold project in Inner Mongolia and the White Silver Mountain polymetallic project in Gansu Province, China.

For the year 2002, gross exploration costs totaled $494,813, of which $451,434 was spent on the Gobi Gold project and $43,379 was spent on White Silver Mountain compared to the year 2001 where gross exploration costs totaled $330,850, of which $258,288 was spent on the Gobi Gold project and $72,562 spent on White Silver Mountain. During the fourth quarter of 2001, the Company received an expense recovery of $162,015 from Teck Cominco Limited for equipment rental associated with the White Silver Mountain underground drilling completed to June 2001. There was no expense recovery from Teck Cominco Limited for equipment rental associated with the White Silver Mountain project in 2002.

Consulting fees totaled $158,847 compared to $73,510. The increase is associated with two investor relation programs the Company has undertaken in 2002. Salaries and benefits increased to $178,348 from $56,038 for 2001. This increase reflects added staff in the head office for the Company’s major investor relation efforts in 2002. Rent cost increased to $115,107 from $79,055 in 2001 due to head office relocation in 2002. Total administrative expenses were $819,120 for 2002 compared to $623,600 for 2001. During fiscal year 2002, the Company undertook major efforts to enhance corporate visibility in security market, and to broader investors base both in USA and abroad.

During 2002, management fees and salaries paid to its directors totaled $75,773. During 2001, management fees and salaries paid to its directors totaled $77,757. In addition, the Company incurred exploration expenses of $71,973 to its directors or corporations controlled by them, compared to paid expenses of $72,648 for the same period of year 2001.

Net loss from operations for 2002 was $(1,288,209) or ($0.07) per share. Net loss from operations for 2001 was $(715,412) or ($0.04) per share under Canadian GAAP and (915,264) or ($0.07) per share under US GAAP.

United States GAAP Reconciliation

Starting in 2002, the Company adapted all United States GAAP recommendations in accounts treatment and reconciliation procedures, as the Canadian GAAP were being called to fully reconcile with United States GAAP for financial reporting purpose. For the year ended December 31, 2001, the Company had a loss of $(915,264) or ($0.07) per share calculated under U.S. GAAP compared to a net loss of $(715,412) or ($0.04) per share calculated under Canadian GAAP. The difference in calculation of loss is primarily attributed to the release of escrow shares which is recorded as compensation of $199,852 under U.S. GAAP.

Year ended December 31, 2002 compared to year ended December 31, 2001 and December 31, 2000.

Total administrative expenses were $819,120 for fiscal year 2002 compared to $623,600 for fiscal year 2001. This $195,520 increase was the result of two major investor relation programs the Company undertook in year 2002, and the relocation of its head office.

Total administrative expenses were $623,600 for fiscal year 2001 compared to $740,884 for the year 2000. During fiscal year 2001, expenses decreased in almost all administrative categories including advertising by $9,078, consulting fees by $64,141, promotion and government relations by $24,438. These decreases were offset, in part, by the increase in legal fees by $44,248 related to the Company's Annual Report and registering its common shares with the SEC.

During 2002, mineral property expenditures were $494,813 of which $43,379 was spent on White Silver Mountain and $451,434 was spent on the Gobi Gold project, compared to 2001 mineral property expenditures of $330,850.

During 2001, mineral property expenditures were $330,850 of which $72,562 was spent on White Silver Mountain and $258,288 was spent on the Gobi Gold project.

During 2000, mineral property expenditures were $446,094 of which $87,449 was spent on White Silver Mountain and $358,645 was spent on the Gobi Gold project.

Net loss from operations for 2002 was $(1,288,209) or ($0.07) per share compared to $(915,264) or ($0.07) per share for 2001 under US GAAP..

Net loss from operations for 2000 was $(1,070,773) or ($0.07) per share.

United States GAAP Reconciliation

For the year ended December 31, 2002, the Company had a loss of $ (1,288,209) or $ (0.07) per share calculated under U.S. GAAP and Canadian GAAP.

For the year ended December 31, 2001, the Company had a loss of $ (915,264) or $ (0.07) per share calculated under U.S. GAAP compared to a net loss of $(715,412) or $(0.04) per share calculated under Canadian GAAP.

For the year ended December 31, 2000, the Company had a loss of $(1,070,773) or ($0.08) per share calculated under U.S. GAAP compared to a net loss of $(1,070,773) or ($0.07) per share calculated under Canadian GAAP.

Exchange Rates

The Company maintains its accounting records in functional currency Canadian dollar. The Company translates foreign currency transactions into functional currency in the following manner: At the transaction date, each asset, liability, revenue and expense is translated into Canadian dollars at the exchange rate in effect on that date. At each period end, all monetary assets and liabilities are translated into the functional currency by using the exchange rate in effect at that date. The resulting foreign exchange gains and losses are included in the Consolidated Statements of Operation and Deficit.

The Company pays for its expenses related to its Chinese joint ventures in Canadian dollars which are then converted into Chinese dollars or Renminbi. Based on prior years’ experience, Minco does not believe that foreign currency fluctuations have had a material impact on its financial condition. However, no assurance can be given that material foreign currency fluctuations will not occur in the future. The Company does not engage in foreign currency hedging transactions.

Inflation

Based on prior history for at least the two fiscal years, the Company does not believe that inflation will have a material adverse effect on its financial condition. However, no assurance can be given that Minco will not experience a substantial increase in inflation.

B. Liquidity and Solvency

Currently, none of the Company’s projects are producing revenues. To provide working capital for its operations and project development, the Company plans to raise additional funds within twelve months. Traditionally, the Company has raised capital through the issuance of common shares. It is contemplated that it will continue to raise capital primarily through investors consisting of resource investment groups, senior mining companies, and public financing through the facilities of the Toronto Stock Exchange. No assurance, however, can be given that the Company’s future capital requirements can be obtained. The Company’s access to capital is always dependent upon future financial market conditions, especially those pertaining to venture capital situations such as mining exploration companies.

At December 31, 2002, the Company had working capital of $(227,515). No options or warrants were exercised during 2002.

At December 31, 2001, the Company had working capital of $489,123. No options or warrants were exercised during 2001. During the period of 1999 to 2000, capital additions totaled $111,100 through the exercise of warrants.

The Company anticipates that it will pay for its administrative and exploration costs for 2003 from its current working capital and from the completion of the private placement announced on March 21, 2002 and the convertible debenture that closed in March, 2003. The Company plans to raise additional funds later in the year to assist with further development of its exploration projects and anticipated working capital expenditures during the next two to three years.

The particulars of all capital raising transactions since 1998 are detailed below. Proceeds of these financings have been used for exploration and for development expenditures (only when and if warranted) in connection with Minco's mineral projects located in China, for working capital and for acquisition of additional projects.

1.	On July 10, 1998, Minco completed a private placement of 375,000 common shares to Teck Corporation at a price of $2.00 per share. Proceeds of this placement were expended entirely on the White Silver Mountain project. The placement also included warrants to purchase 125,000 common shares at a price of $2.00 per share for one year and a further 125,000 common shares at a price of $3.45 per share for two years.

2.	Financing in 1999 included the exercise by Teck of 125,000 warrants to purchase shares at $1.60 as part of its exercise of its option to become a joint venture partner and operator of the White Silver Mountain project. Teck had the right but not the obligation to acquire an additional 125,000 shares at $3.45 until July
9, 2000, and did not acquire the additional common shares. Additionally, the Company undertook private placements of 250,000 common shares at $0.85 per share and 150,000 common shares at $1.00 per share.

3.	During fiscal year 2000, Arbora Portfolio Management exercised warrants to acquire 110,000 common shares at $1.01 per share representing gross proceeds of $111,100.

Financings and Subsequent Events

On March 21, 2002, the Company announced a private placement financing of C$550,000 of which proceeds would be used for general working capital purposes. This financing received regulatory approvals and was completed on May 31, 2002. The private placement consisted of 2,200,000 shares, at a price of C$0.25 per common share, the shares issued are subject to a hold period of one year from the date of the closing of the private placement. The Company had sufficient working capital for its operations and to complete its exploration programs during 2002.

On January 6, 2003, the Company announced that it proposed to complete another financing of up to C$550,000 by way of a 10% Redeemable Convertible Debenture due January 31, 2008. The Debenture would be convertible at any time at the option of the Debenture holders into common shares of Minco at a conversion price of C$0.40 per share. The Debenture allows the Company the option to pay interest on the Debenture in the form of cash or common shares. The maximim number of common shares issuable under the offering would be an aggregate of 1,250,000 after conversation, not including interest payments. On February 27, 2003, the Company announced an oversubscription to the Convertible Debenture by approximately 12% with all other terms of the Private Placement remaining unaltered. Proceeds of this financing are to be used for advancing exploration on the Company's Gobi Gold project, the newly acquired BYC gold project and general working capital. The financing closed on March 6, 2003 for a total of C$580,600.

At March 31, 2003, the Company had working capital of $122,485.

ITEM 7. MARKET FOR SECURITIES

The Common Shares of Minco Mining & Metals Corporation are publicly traded in Canada and are listed on the Toronto Stock Exchange under the symbol MMM (TSX - MMM). The Company plans to list its shares of the OTCBB during 2003.

The Company files reports and other information with the Canadian regulatory authorities on SEDAR and with the United States Securities and Exchange Commission on EDGAR. Copies of these filings are located by accessing their respective websites at www.sedar.com or at www.sec.gov.

ITEM 8. DIRECTORS AND OFFICERS

Name, Address, Occupation and Security Holding

Karyn Bachert Burnaby, British Columbia Corporate Secretary	September 2001 to March 14, 2003	Stockscape Technologies Inc. (formerly Cornucopia Resources Ltd.) Corporate Secretary June 1992 to August 2001	Options - 100,000 Common - Nil
Mar Bergstrom Vancouver, British Columbia Corporate Secretary	March 15, 2003 to present	Rock Resources Inc. Corporate Secretary July 2002 to February 2003	Options - 100,000 Common - Nil
Anna Liu Vancouver, British Columbia Controller	May 1998 to present	Tranzcom Security Networks Inc. Treasurer & Controller January 2002 to present; Dragon Pharmaceuticals Inc. Controller November, 1999 to February 2002	Options - 175,000
Stephen Kubota Vancouver, British Columbia Investor Relations Manager	February 2002 to present	Canasia Industries Corporation President December, 1998 to January 2002	Options - 100,000 Common - 40,000

Directors hold office until the next Annual General Meeting of the shareholders of the Company when their successor is duly elected, or until their successor is appointed if an office is vacated in accordance with the articles of the Company.

To the best of the Company’s knowledge, as at December 31, 2002, the directors’ and officers’ of the Company, as a group, held approximately 5,223,750 Common Shares, representing 28.11% of the 18,580,123 issued and outstanding Common Shares of the Company.

The Company is required to have an Audit Committee, the members of which are: Robert Callander, William Meyer and Hans Wick. The Company does not have an Executive Committee.

Corporate Cease Trade Orders or Bankruptcies, Penalties, Sanctions or Control

To the best of the Company’s knowledge, none of the directors or officers of the Company or any shareholder holding a sufficient number of securities of the Company:

a) Have been subject to a close trade or similar order, or an order that denies an issuer access to any exemptions under Canadian securities legislation, or

b) Became bankrupt, made a proposal under any legislation related to bankruptcy or any arrangement or compromise with creditors or had a receiver or trustee appointed to hold assets or became subject to any penalt ies; and

c) None of the directors of the Company, or any shareholder, hold sufficient number of securities of the Company to materially affect the control of the Company.

Conflicts of Interest

Some of the directors and officers of the Company are also directors or officers of other reporting and non-reporting issuers who are engaged in other natural resource exploration and development, pharmaceutical industry, wastewater management technology and other industry sectors. Accordingly, conflicts of interest may arise which could influence the decisions or actions of directors or officers acting on behalf of the Company.

The Company is not aware of any conflicts of interest between the Company and any of its directors and officers as of the date of this Annual Information Form.

ITEM 9. ADDITIONAL INFORMATION

Additional information including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, interests of insiders in material transactions are outlined in the Company's Proxy Information Circular dated May 9, 2003 as filed with SEDAR on May 19, 2003. Additional information is also provided in the Company's consolidated financial statements for the fiscal year ended December 31, 2002 filed with SEDAR on May 19, 2003.

The Company will provide to any person, or company, upon request to the Corporate Secretary or Investor Relations Manager of the Company, copies of the following documents:

a) when the securities of the Company are in the course of a distribution under a preliminary short form prospectus or a short form prospectus.

     i) one copy of this Annual Information Form, together with one copy of any document, or the pertinent pages of any document, incorporated by reference herein;

     ii) one copy of the comparative audited consolidated financial statements of the Company for its most recently completed financial year together with the accompanying report of the auditor and one copy of any interim financial statement of the Company issued subsequent to the financial statements of its most recently completed financial year;

     iii) one copy of the Proxy Information Circular of the Company in respect of its upcoming annual meeting of the shareholders that involves the election of directors or one copy of any filing prepared in lieu of that information circular as appropriate; or

b) at any other time, one copy of any other documents referred to in paragraphs a) (i) (ii) and (iii) above, providing the Company may require the payment of a reasonable charge if a person who is not a security holder of the Company makes the request.

The above documents can be obtained upon request to the Corporate Secretary or Investor Relations Manager of the Company as follows:

Minco Mining & Metals Corporation

Suite 1980 Guinness Tower

 1055 West Hastings Street

 Vancouver, BC V6E 2E9

Telephone 604-688-8002 & Fax (604) 688-8030

Email: info@mincomining.com or investor- info@mincomining.com.

Major Shareholders and Related Party Transactions

A. Major shareholders

As of March 31, 2003, Minco believes that approximately 1,190,320 of the issued and outstanding common shares were held by 24 shareholders with addresses in the United States.

As far as known to Minco, and except as disclosed herein, Minco is not directly or indirectly owned or controlled by another corporation(s) or by any foreign government. As disclosed below, Pacific Canada Resources Inc., a private company controlled by a director, and a former director of Minco, as at March 31, 2003, owned approximately 26.42% of the issued and outstanding shares of Minco’s common shares.

The following table sets forth, as of March 31, 2003, information with respect to (i) any person who is known to Minco to be the owner of more than 10% of any class of Minco’s outstanding voting securities and (ii) the total amount of any class of Minco’s voting securities owned by the officers and directors as a group.

Title of Class	Identity of Holder	Amount Owned	Percent of Class
Common Shares	Teck ComincoLimited	1,875,000(1)	10.08%

Common Shares	Pacific Canada	4,917,500(2)	26.42%
	Resources Inc.

Common Shares	Dr. Ken Cai	5,659,500 PCR +	30.41%
		options (3)

Common Shares	All officers and	5,223,750	28.07%
	directors as a group
	(seven persons)(4)

(1) Teck Cominco Limited has a right of first refusal to purchase common shares of Minco in any future offerings so as to maintain its ownership. Includes 1,250,000 shares held by Teck Corporation and 625,000 shares owned by Cominco Ltd. which are controlled by Teck Cominco Limited.

(2) Dr. Ken Cai beneficially owns more than 10% of Pacific Canada Resources, Inc. See also note (3) below.

(3) Dr. Ken Cai, a director and officer of Minco, beneficially owns more than 10% of Pacific Canada Resources Inc., a private company. Also includes options to purchase 742,000 common shares.

(4) Includes Dr. Ken Cai's beneficial interest in shares owned by Pacific Canada Resources, Inc. and direct holdings of officers and directors (does not include options granted).

Performance Shares or Escrow Securities

As at March 31, 2003, there were a total of 2,991,322 common shares of Minco held at Computershare Trust Company of Canada, 510 Burrard Street, Vancouver, British Columbia, subject to escrow share restrictions under a Performance Escrow Agreement dated August 17, 1995 (the “1995 Escrow Agreement”) and an Escrow Agreement dated February 19, 1996 (the “1996 Escrow Agreement”). As of March 31, 2003, the escrow shares represent approximately 16.07% of the total issued and outstanding shares of the Company.

B. Related party transaction

As a result of the PCR acquisition, Minco entered into a consulting agreement dated June 25, 1996, with Kaisun Group Canada, Inc., now called Kaisun Investment & Development Corporation ("Kaisun Investment"), a private company controlled by Dr. Ken Cai, the Company's current President and Chief Executive Officer, under the terms of which such company receives $8,333 per month in exchange for Dr. Cai serving as President and Chief Executive Officer of the Company and providing consulting, management and supervision services in connection with the development of overall corporate strategy. In addition, Kaisun Investment receives expenses of $100 a day while Dr. Cai is in China. The consulting agreement has a three-year term and was renewed for an additional three years effective June 25, 1999.

During the years ended December 31, 2002, 2001 and 2000, the Company paid Kaisun Investment, a total of $106,700, $110,900, and $110,300 respectively, for management services, property investigation, geological consulting. Kaisun Investment is a company controlled by Dr. Ken Cai, a director and officer of the Company. The above amounts paid to Kaisun Investment include a management fee of $8,333 per month discussed in the preceding paragraph.

None of the directors or senior officers of the Company and no associates or affiliates of any of them, is or has been indebted to the Company or its subsidiaries at any time during the year ended December 31, 2002, 2001 and 2000.

The Company believes that the consulting agreement with Kaisun Investment and Dr. Cai are on terms as favorable as could be obtained from an unaffiliated third party. Other than the previously disclosed agreements with Teck and Cominco, Minco has not entered into any other transactions with Teck Cominco Limited.

People’s Republic of China - Background Information

The following is a general description of foreign investment in China and the history of gold mining therein.

Foreign Investment

China is in the process of developing a comprehensive system of laws for the development of a market-oriented economy. Since 1979, a significant number of laws and regulations dealing with foreign investment and matters related to foreign investment have been promulgated.

The Constitution authorizes and encourages foreign investment and protects the “lawful rights and interests” of foreign investors in China. The Civil Procedure Law of China (the “Civil Procedure Law”), effective April 9, 1991, provides that if there is a conflict between the provisions of international treaties to which China is a signatory and domestic Chinese law, the treaty provisions will prevail. In addition, the Foreign Economic Contract Law of China, effective July 1, 1985, provides that matters not covered by Chinese law will be dealt with by reference to international practices.

Direct foreign investment in China usually takes the form of equity joint ventures (“EJVs”), co-operative joint ventures (“CJVs”) and wholly-foreign-owned enterprises. These investment vehicles are collectively referred to as foreign investment enterprises (“FIEs”).

An EJV is a Chinese legal person and consists of at least one foreign party and at least one Chinese party. The EJV generally takes the form of a limited liability company. It is required to have a registered capital to which each party to the EJV subscribes. Each party to the EJV is liable to the EJV up to the amount of the registered capital subscribed by it. The profits, losses and risks of the EJV are shared by the parties in proportion to their respective contributions to the registered capital. There are also rules and regulations governing specific aspects of EJVs or FIEs, including capital contribution requirements, debt-equity ratio, foreign exchange control, labor management, land use and taxation.

Unlike an EJV, a CJV may be, but need not be, incorporated as a separate legal entity. The relationship between the parties is contractual in nature. The rights, liabilities and obligations of the parties are governed by the CJV contract, as is each party’s share of the goods produced or profits generated. A CJV is considered a legal person with limited liability.

The establishment of FIEs requires the approval of various Chinese government authorities. Generally, the approval authority is determined on the basis of the total amount of investment involved and the location of the project in question. The State Council must approve any foreign investment projects having an investment of U.S.$30 to U.S.$100 million or more. The State Development Planning Commission and the Ministry of Foreign Trade and Economic Co-operation are authorized by the State Council to approve foreign investment projects of between U.S.$30 million and U.S.$100 million. Provincial authorities are authorize d to approve projects less than U.S.$30 million.

Gold Mining in China

Gold has been produced in China for over 4,000 years. In 2001, China was the world's 4th largest gold producer producing 182 tonnes, an increase of 20 tonnes from 2000. It is presumed that early Chinese production was from placer deposits, and placer reserves still account for over 15% of China’s total gold production. The primary gold producing provinces in China are Shandong, Henan, Hebei, Shaanxi, Heilongjiang, Liaoning and Nei Mongol Provinces. In 2001 there were 618 gold mines in China with stable production capacity of 120 -130 tons per years.

The Chinese mining industry has traditionally been closed to foreign participation. However, a change in the Mineral Resources Law has been implemented by China’s Central Government which permits foreign participation. The regulation of mining, including gold mining, in China is in a state of evolution from a totally planned, state-controlled condition to free market conditions as experienced in developed and most developing countries.

The Ministry of Geology and Mineral Resources, which formerly administered geological exploration and also carried out exploration through its own personnel, has been replaced by the new Ministry of Lands and Mineral Resources.

Chinese-Foreign Co-Operative Joint Ventures

Minco has entered into three Sino-Foreign co-operative joint ventures and intends to establish a fourth (the Caodi Gold Project) Sino-Foreign co-operative joint venture with Chinese mining organizations to hold mineral rights in China. Minco believes that each of the joint ventures has complied with the required statutory regulations.

The following is a general description of the legal framework for Sino-Foreign co-operative joint ventures pursuant to which the Company’s business is carried on in China or will be regulated.

Legal Framework . Each of the various joint venture entit ies through which the Company will carry on business in China has been or will be formed under the laws of China as a Chinese-Foreign co-operative joint venture enterprise, also called a Sino-Foreign co-operative joint venture, and is or will be a “legal person” with limited liability. All joint ventures entered into, or to be entered into, by the Company must be approved by both the Ministry of Foreign Trade and Economic Co-operation (“MOFTEC”) and the State Planning Commission (“SPC”) in Beijing or their provincial bureau.

The establishment and activities of each of the Company’s joint venture entities are governed by the Law of the People’s Republic of China on Chinese-Foreign Co-operative Joint Ventures and the regulations promulgated thereunder (the “China Joint Venture Law”). As with all Chinese-Foreign co-operative joint venture enterprises, the Company’s joint venture enterprises will be subject to an extensive and reasonably well-developed body of statutory law relating to matters such as establishment and formation, distribution of revenues, taxation, accounting, foreign exchange and labor management.

On January 1, 1997, an amendment to the Mineral Resources Law of China became effective. Among other things, the amended law deals with foreign ownership of Chinese mines and mineral rights, and allows, under some circumstances, the transfer of exploration rights and mining rights. Pursuant to this law, new regulations were made effective on February 12, 1998. These new regulations have effectively removed the limitations formerly imposed on foreign investment in gold mining.

Restructuring within central government bureaucracies dealing with resources has resulted in the formation of one new ministry, the Ministry of Land and Resources ("MLR"), which replaces the old Ministry of Geology and Mineral Resources, State Bureau of Land Administration, State Bureau of Oceanic Administration and the State Bureau of Survey. This new ministry administers a new computerized central mineral title registry established in Beijing. This change has streamlined the application for exploration and mining permits so that a maximum 40-day response time is now guaranteed.

Under existing laws, in order to form a mining joint venture, foreign companies must complete three levels of agreements. In general, the first level of agreement is a Letter of Intent or a Memorandum of Understanding, which sets forth broad areas of “mutual co-operation.” The second level of agreement is a more detailed Co-operation Agreement, whic h outlines the essential terms of the joint venture, which will ultimately be formed. The third level of agreement is a Joint Venture Contract that sets out the entire agreement among the parties and contemplates the establishment of a “Chinese Legal Person,” a separate legal entity.

Before a joint venture can be created, an assessment or feasibility study of the proposed joint venture must be prepared and approved by the State Development Planning Commission or its provincial bureau. Therefore, upon completing a Cooperation Agreement, the parties prepare a feasibility study of the proposed joint venture and submit this feasibility study along with the Cooperation Agreement to the SDPC for what may be described as an approval in principle, the granting of which depends upon whether the proposed project broadly conforms to the economic policy issued by the government and any prescribed regulations.

Upon receiving this approval in principle, the parties then negotiate and prepare a Joint Venture Contract and submit it to the Ministry of Foreign Trade and Economic Cooperation (“MOFTEC”), or its provincial bureau, which approves the specific terms of all joint venture contracts between Chinese and foreign parties. Within one month after the receipt of a certificate of approval from MOFTEC, a joint venture must register with the State Administration of Industry and Commerce. Upon registration of the joint venture, a business license is issued to the joint venture. The joint venture is officially established on the date on which its business license is issued. Following the receipt of its business license, the joint venture applies to the MLR to approve and grant to the joint venture its exploration permits and/or mining licenses.

Governance and Operations. Governance and operations of a Sino-Foreign cooperative joint venture enterprise are governed by Chinese Joint Venture Law and by the parties’ joint venture agreement and the Articles of Association of each joint venture entity. Pursuant to relevant Chinese laws, certain major actions of the joint venture entity require unanimous approval by all of the directors present at the meeting called to decide upon actions such as: amendments to the joint venture agreement and the Articles of Association; increase in, or assignment of, the registered capital of the joint venture; a merger of the joint venture with another entity; or the termination and dissolution of the joint venture enterprise.

Term. Under the joint venture agreement, the parties will agree to a term of the joint venture enterprise from the date a business license is granted. However, the term may be extended with the unanimous approval of the board of directors of the joint venture entity and the approval of the relevant Chinese governmental entities.

Employee Matters. Each joint venture entity is subject to the Chinese-Foreign Cooperative Joint Venture Enterprise Labor Management Regulations. In compliance with these regulations, the management of the joint venture enterprise may hire and discharge employees and make other determinations with respect to wages, welfare, insurance and discipline of its employees.

Generally, in the joint venture agreement, the standard of salary, social welfare insurance and traveling expenses of senior management will be determined by the board of directors of the joint venture entity. In addition, the joint venture will establish a special fund for enterprise development, employee welfare and incentive fund, and a general reserve. The amount of after-tax profits allocated to the special funds is determined at the discretion of the board of directors on an annual basis.

Distributions. After provision for a reserve fund, enterprise development fund and employee welfare and incentive fund, and after provision for taxation, the profits of a joint venture enterprise will be available for distribution to the Company and the relevant Chinese governmental entity, such distribution to be authorized by the board of directors of the joint venture entity.

Assignment of Interest. Under joint venture agreements and the Chinese Joint Venture Law, any assignment of an interest in a joint venture entity must be approved by the relevant governmental authorities. The China Joint Venture Law also provides for pre-emptive rights and consent of the other party for proposed assignments by one party to a third party.

Liquidation. Under the Chinese Joint Venture Law and joint venture agreements, the joint venture entity may be liquidated in certain limited circumstances including the expiry of its term or any term of extension, inability to continue operations due to severe losses, failure of a party to honor its obligations under the joint venture agreement and Articles of Association in such a manner as to impair the operations of Chinese governmental entitles and force majeure.

Resolution of Disputes. In the event of a dispute between the parties, attempts will be made to resolve the dispute through friendly consultation. This is the practice in China and the Company believes that its relationship with Chinese governmental entities is such that it will be able to maintain a good working relationship with respect to the operations of its joint venture enterprises. In the absence of a friendly resolution of any dispute, the parties have agreed or will agree that the matter will first be referred to the Foreign Economics and Trade Arbitration Commission of China Council (“FETAL”) for the Promotion of International Trade for Arbitration. Awards of FETAL are enforceable in accordance with the laws of China before Chinese courts. Resort to Chinese courts to enforce a joint venture contract or to resolve disputes between the parties over the terms of the contract is permissible. However, the parties’ may jointly select another internationally recognized arbitration institution to resolve disputes. All of the Company's joint venture agreements stipulate that disagreements between the parties will be arbitrated by an arbitration institution in Singapore.

Expropriation. The Chinese Joint Venture Law also provides that China generally will not nationalize and requisition enterprises with foreign investment. However, in special circumstances where demanded by social public interest, enterprises with foreign investment may be requisitioned by legal procedures, but appropriate compensation will be paid.

Division of Revenues. Revenues derived from operating joint ventures, once all necessary agreements, permits and licenses are obtained, will be divided between the Company and the Chinese governmental entity or entities which are parties to the joint venture according to the terms of each individual joint venture, which terms will vary from project to project. The Company will be subject to various taxes on its revenues.

Financial Statements

The Company's financial statements for the year ended December 31, 2002 are attached to this AIF.

Also attached are the financial statements of the Company for the years ended December 31, 2001 and 2000.

FINANCIALS

December 31, 2002, 2001 and 2000